

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. Xie Tao, Chief Executive Officer
Agria Corporation
21/F Tower B, PingAn International Finance Center,
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027, People's Republic of China

> **Re: Agria Corporation**
> **December 31, 2009 Form 20-F**
> **Filed June 29, 2010**
> **File No. 001-33766**

Dear Mr. Tao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 40

D. Trend Information, page 57

1.   We note your proposed divestiture of P3A on page F-53 and that you completed this transaction in July 2010. We further note on page 27 that P3A historically has been your principal operating entity with three production lines: corn seeds, sheep products and seedlings. It appears to us that the completion of this transaction is reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or would cause the reported financial information not necessarily to be indicative of future operating results or financial condition. Please revise to discuss the reasonably likely effects of the divestiture pursuant to Item 5.D of Form 20-F or explain to us why you believe such disclosure is not necessary.

2.   We note on page 40 the disclosure of your leases and land use rights as of December 31, 2009, and that these leases and land use rights are primarily for P3A. We further note on page 28 that you would retain leases with prepaid rent of land totaling approximately 13,500 acres upon completion of the P3A divestiture, and that you are currently assessing alternative uses for it. Please tell us if your retention of P3A leases and land use rights in connection with the P3A divestiture is reasonably likely to have a material effect on the Company's results of operations or cause the reported financial information not necessarily to be indicative of future operating results or financial condition. If so, revise to discuss the reasonably likely effects resulting from your retention of P3A leases and land use rights, including a discussion of whether the divestiture could reasonably be expected to negatively affect the recoverability of your land use rights intangible assets, or explain to us why you believe such disclosure is not required.

Item 15. Controls and Procedures, page 83

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

3.   In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

4.   If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

5.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

6.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

7.　　We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

   a)　what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   b)　what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   c)　the nature of his or her contractual or other relationship to you;
   d)　whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   e)　about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

8.　　If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

   a)　the name and address of the accounting firm or organization;
   b)　the qualifications of their employees who perform the services for your company;
   c)　how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   d)　how many hours they spent last year performing these services for you; and
   e)　the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

9.　　If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

   a)　why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   b)　how many hours they spent last year performing these services for you; and
   c)　the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

10.   We note that you identify an audit committee financial expert on page 85, please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

<u>Management's Report on Internal Control over Financial Reporting, page 83</u>

11.   We note that you concluded that your internal control over financial reporting was ineffective as of December 31, 2009. Please describe in greater detail the material weaknesses that resulted in this conclusion and clarify their nature and impact on your financial reporting and internal control over financial reporting. In this regard, it appears that you identified one material weakness related to "controls designed to ensure that significant transactions were appropriately accounted for did not operate effectively." However, the ensuing explanation addresses turnover in senior management and personnel in finance-related functions and insufficient handover procedures, which do not appear to be control activities that did not operate effectively. Rather, the explanation appears to address deficiencies in the control environment or accounting personnel with sufficient experience in preparing financial statements and maintaining books and records under U.S. GAAP.

12.   We note that you did not remediate the material weakness disclosed in your Form 20-F filed on June 29, 2010. Please expand your disclosure to describe this material weakness that was not remediated.

13.   We note on page 83 that your remediation efforts include reviewing the overall design of your internal control environment, appointing additional consultants with relevant expertise and experience in U.S. GAAP and internal control over financing reporting, and monitoring by the audit committee of the remediation plan. These remediation efforts appear to address weaknesses that were not identified in your disclosures. Please revise your disclosures to identify all existing material weaknesses including material weaknesses in your control environment, expertise and experience in U.S. GAAP and internal control over financial reporting and oversight by your audit committee, or reconcile for us the described material weaknesses and remediation efforts.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-8

Note 1. Corporation Information and Basis of Presentation, page F-8

14.   We note on page 71 that you waived accumulative amounts due from P3A under the contractual arrangement amounting to RMB 71.2 million ($10.4 million) during 2009. Please advise us of the following:

   a. explain to us what the waived amount represents and why it was waived;

   b. tell us how you accounted for the waiver and where it is recorded in your financial statements; and

   c. tell us if the amount was waived as a result of a change(s) in P3A's governing documents or contractual arrangements and, if so, provide us with your analysis to reconsider whether you remain the primary beneficiary. Refer to FASB ASC 810-10-25-39.

15.   We note on page F-7 and F-43 that P3A was issued payment with an aggregate value of RMB 768.5 million during 2008, and that a majority of the payment was made by a significant shareholder (RMB 744.9 million) and other shareholders (RMB 18.9 million) and not the company itself. Please explain to us in more detail the reasons for the payment, why a majority of the payment was made by shareholders and not the company itself, and how the amount of payment was determined. In addition, explain to us how you considered this payment in determining that you, as described on page F-8, "receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law"; and thus are able to consolidate P3A. In your response, tell us the amount of cash flows you received from P3A for each period since you began consolidating P3A.

Note 3. Investment in PGW, page F-24

16.   We note that your RMB 414.0 million (US$ 60.6 million) investment in PGW represents approximately 21% of your total assets at December 31, 2009. Please tell us how you considered Rule 4-08(g) of Regulation S-X in determining whether to present summarized information as to the assets, liabilities, and results of operations of investees in the notes or in separate statements for your investments that are material in relation to your financial position or results of operations.

Note 23. Segment Reporting, page F-49

17.   We note the unallocated operating and non-operating expenses in your reportable
        segment reconciliations for each year presented. Please tell us what each significant
        reconciling item represents. Also confirm to us that you will separately identify and
        describe each significant adjustment in future filings pursuant to FASB ASC 280-10-50-
        31, and provide us with the text of your proposed disclosure to be included in future
        filings.

Item 19. Exhibits

18.   We note your statement on page 61 that you "have entered into employment agreements
        with each of [your] senior executive officers." Please confirm that you will file each such
        employment agreement as an exhibit to your next Form 20-F. See Form 20-F, Instruction
        4(c) to Exhibits.

19.   We are unable to find any exhibits relating to the acquisition of Nong Ke Yu, the
        contractual arrangements relating to Agria Agriculture and Zhongyuan or the strategic
        co-operation framework agreement with CNAAS and the related investment agreement.
        Please confirm that you will file these documents as exhibits in your next Form 20-F, or
        explain to us why these documents are not required to be filed.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director